SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Announces Record EBITDA
of Ps. 1.0 Billion for 4Q03, up 4% YoY,
and Ps. 3.5 Billion for 2003, up 10% YoY

-- Record Revenues of Ps. 6.1 Billion for 4Q03, up 20% YoY,
and Ps. 20.6 Billion for 2003, up 19% YoY --

-- Net Profit of Ps. 1.1 billion for 2003 was Fourteen Times Higher than net profit of Ps. 83.0 million in 2002 --

-- Revenues from Dinero Express Increased 42% YoY to Ps. 84 Million for 4Q03,
and 40% YoY to Ps. 285 Million for 2003 --

-- Banco Azteca´s Credit Portfolio Grew 23% QoQ to Ps. 5.4 Billion and
Customer Deposits Increased 34% QoQ to Ps. 8.3 Billion --

Highlights:

  Grupo Elektra's record consolidated EBITDA reached Ps. 1.0 billion for 4Q03, a 4% YoY increase from Ps. 986.4 million in 4Q02. For 2003 EBITDA was Ps. 3.5 billion, a 10% YoY increase from Ps. 3.1 billion in 2002. Gross Profit for the quarter and for the year increased 35% and 24% YoY, respectively.

  Consolidated revenues increased 20% YoY from Ps. 5.1 billion in 4Q02 to Ps. 6.1 billion in 4Q03 and 19% YoY from Ps. 17.3 billion in 2002 to Ps. 20.6 billion in 2003, due to the solid performance in our three store formats, Elektra, Salinas y Rocha and Bodega de Remates; and from our Banco Azteca´s operations.

  4Q03 merchandise sales rose 18% YoY to Ps. 4.6 billion from Ps. 3.9 billion in 4Q02. For 2003, merchandise sales increased 17% YoY, from Ps. 13.0 billion to Ps. 15.2 billion. In both cases this was due to the effectiveness of the marketing strategies implemented, an improved product supply to our stores, and our efforts to make consumer credit more accessible to our clients.

  Dinero Express, our intra-Mexico electronic money transfer service, reported an excellent performance increasing its revenues 42% YoY from Ps. 58.7 million in 4Q02 to Ps. 83.5 million in 4Q03, and 40% YoY from Ps. 205.2 million in 2002 to Ps. 285.0 million in 2003.

  Net debt of the retail division was negative by Ps. 128 million in 4Q03 from a net debt of Ps. 2.1 billion in 4Q02 due to a 23.3% YoY increase in cash and cash equivalents and a 27.6% YoY decrease in debt with cost.

  Banco Azteca´s gross credit portfolio grew 23% QoQ to Ps. 5.4 billion from Ps. 4.4 billion in 3Q03. Our portfolio continues to be fully-funded by our customer deposits of Ps. 8.3 billion at the end of 4Q03 as net deposits increased 34% QoQ from Ps. 6.2 billion in 3Q03.

Financial Highlights:

Ps. Million.			Change				Change
	4Q02	4Q03	$	%	2002	2003	$	%
Consolidated Revenues	5,111	6,123	1,012	19.8%	17,268	20,589	3,321	19.2%
Gross Profit	2,071	2,799	728	35.2%	7,238	8,991	1,752	24.2%
EBITDA	986	1,028	41	4.2%	3,131	3,450	319	10.2%
Net Income	384	413	29	7.6%	83	1,149	1,066	n.m.
EPS (pesos per share)	1.61	1.72	0.11	7.0%	0.35	4.79	4.45	n.m.
EPS (US$ per ADR)*	0.51	0.61	0.04	7.0%	0.12	1.71	1.58	n.m.
* Ps. 11.23 per US$

Mexico City, February 25, 2004 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America's leading specialty retailer, consumer finance and banking services company, reported today its financial results for the fourth quarter of 2003 and full year.

“We are proud to announce that our business performance in 2003 surpassed market expectations as we reached record revenue and profitability. Our improved accessibility to credit, excellent collection performance and more competitive pricing strategy triggered an important increase in revenues and profitability during the year, despite a challenging consumer demand environment,” said Javier Sarro, Grupo Elektra's Chief Executive Officer.

“Our results are a reflection of the consumer reaction to our new merchandising strategies as well as a strong advertising program that brings customers into our stores to experience our offer of products and services. From this solid base, we will continue to build in order to achieve new goals and targets,” concluded Mr. Sarro.

“After its first full year of operations, Banco Azteca has shown outstanding results in every single business unit, particularly in net deposits which fully fund our outstanding gross credit portfolio. Our results confirm that we have effectively leveraged Grupo Elektra's know-how in consumer loans and that we have efficiently improved the accessibility for our target market to the banking and financial products and services that were not readily available to them before,” commented Carlos Septien, Chief Executive Officer of Banco Azteca.

“Our financial strategy for 2003 produced excellent results for Grupo Elektra. This is evidenced by our strong balance sheet and the significant reduction in net debt in our retail division. Our strong cash position will help us to continue with this trend and support the reactivation of our store program for the following years,” commented Rodrigo Pliego, Chief Financial Officer of Grupo Elektra.

4Q03 Financial Highlights:

After a thorough review process and analysis with our external auditors and in response to the feedback received from market participants, starting this quarter we are presenting the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles ( Principios de Contabilidad Generalmente Aceptados ) regarding the comparability and consolidation of figures in financial statements.

Comments on 4Q03 and 2003 Results:

Consolidated Revenues

Total consolidated revenues increased 19.8% YoY from Ps. 5.1 billion in 4Q02 to Ps. 6.1 billion in 4Q03. This outstanding performance was due to a 17.5% YoY increase in merchandise sales and a thirty-six-fold YoY increase in revenues from Banco Azteca. Growth in merchandise sales was the result of a solid performance across our store formats as revenue from Elektra, Salinas y Rocha, and Bodega de Remates increased YoY by 16.2%, 4.0% and 17.9%, respectively. We believe this outcome was a consequence of the implementation of our merchandising strategies “Nobody Undersells Elektra” ( Nadie Vende Más Barato que Elektra ) since the fourth quarter of 2002 and “Ps. 100 or less weekly” ( Ps. 100 Semanales o Menos ); our improved product supply to our stores; and our efforts to make consumer credit more accessible to our clients.

Total consolidated revenues for 2003 increased 19.2% to Ps. 20.6 billion from Ps. 17.3 billion in 2002. Merchandise sales for the year grew 17.1% to Ps. 15.2 billion from Ps. 13.0 billion in 2002 as revenue from our store formats Elektra, Salinas y Rocha and Bodega de Remates grew YoY 16.0%, 10.7% and 37.6%, respectively. Revenues from Banco Azteca increased almost 100 times to Ps. 2.9 billion from Ps. 31 million in 2002.

Ps. Million			Change				Change
	4Q02	4Q03	$	%	2002	2003	$	%
Total Revenues	5,111	6,123	1,012	19.8%	17,268	20,589	3,321	19.2%
Merchandise
	3,919	4,606	687	17.5%	12,976	15,193	2,218	17.1%
Banco Azteca
	31	1,129	1,098	n.m.	31	2,929	2,899	n.m.
Other
	1,161	388	(773)	-66.6%	4,262	2,467	(1,795)	-42.1%

Gross Profit

Total gross profit increased 35.2% YoY from Ps. 2.1 billion to Ps. 2.8 billion in 4Q03 and gross margin increased 520 basis points YoY from 40.5% to 45.7% in 4Q03. This positive trend reflects the growth rates in merchandise sales and in Banco Azteca´s operations. Gross margin from retail operations fell 130 basis points from 33.2% to 31.9% in 4Q03 due to our competitive pricing strategy offering the most competitive prices in the market. However, management believes that the decline in retail gross margin has been offset by increases in volumes sales.

Gross profit grew 24.2% YoY from Ps. 7.2 billion to Ps. 9.0 billion in 2003. Consolidated gross margin for 2003 was 43.7% compared to 41.9% for 2002. Gross margin for the retail business was 32.5%, 90 basis points above when compared to 31.6% for 2002.

Ps. Million			Change				Change
	4Q02	4Q03	$	%	2002	2003	$	%
Total Gross Profit	2,071	2,799	728	35.2%	7,238	8,991	1,752	24.2%
Merchandise
	1,110	1,424	314	28.3%	3,824	4,443	619	16.2%
Banco Azteca
	(62)	993	1,054	n.m.	(62)	2,269	2,331	n.m.
Other
	1,023	383	(640)	-62.6%	3,477	2,279	(1,198)	-34.5%

EBITDA and Operating Profit

Consolidated EBITDA for the fourth quarter was a record Ps. 1.0 billion in 4Q03 from Ps. 986.4 million in 4Q02. The growth is attributable largely to the increase in consolidated revenues and in gross profit as operating expenses increased 60.6% YoY. This was mainly due to the hiring and training of new employees for Banco Azteca, Afore Azteca and Seguros Azteca, the remodeling of stores, the compensation based on contribution of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, four new distribution centers built in 2003, and our door-to-door selling and credit line granting efforts directed to good-standing existing credit customers of Grupo Elektra.

Operating profit increased by 8.4% YoY as depreciation and amortization expenses increased 1.1% over the same period.

Consolidated EBITDA for 2003 was also the highest ever as it reached Ps. 3.5 billion, 10.2% higher from Ps. 3.1 billion in 2002. Notwithstanding an increase in operating expenses of 32.3% YoY, from Ps. 4.2 billion to Ps. 5.5 billion in 2003, operating income grew 8.4% YoY to Ps. 2.4 billion from Ps. 2.3 billion in 2002. Depreciation and amortization expenses increased 24.7% over the same period due to the equipment purchased for our stores, our bank branches and our distribution centers.

Ps. Million			Change				Change
	4Q02	4Q03	$	%	2002	2003	$	%
EBITDA	986	1,028	41	4.2%	3,131	3,450	319	10.2%
Operating Profit	752	815	64	8.4%	2,255	2,443	188	8.4%

Comprehensive Cost of Financing

Comprehensive cost of financing for 4Q03 reported a gain of Ps. 83.3 million from a cost of Ps. 416.8 million in 4Q02. The difference in the cost of financing is explained by:

At the retail level:

  A Ps. 74.3 million decrease in net interest expense.
  A change in FX gains of Ps. 392.3 million from 4Q02 to 4Q03.
  A change in monetary gains of Ps. 33.5 million from 4Q02 to 4Q03.

For 2003, comprehensive cost of financing decreased 51.6% YoY, from Ps. 1.2 billion to Ps. 580.5 million. The Ps. 620.1 million difference is explained by an increase of Ps. 10.4 million on net interest expenses, a decrease in FX losses of Ps. 621.5 million, and an increase in monetary gains of Ps. 9.0 million.

Net Profit

Our solid performance in our operations, coupled with the positive comprehensive cost of financing mentioned above, partially offset by a Ps. 207.8 million loss from our equity participation in Comunicaciones Avanzadas, led to a consolidated net profit of Ps. 413.3 million in 4Q03, compared to a Ps. 384.0 million net income during 4Q02.

Consolidated net profit for the full year was Ps. 1.1 billion, almost fourteen times higher than the net profit reported in 2002 of Ps. 83.0 million. Our participation in Comunicaciones Avanzadas resulted in a loss of Ps. 210.7 million in 2003.

Ps. Million			Change				Change
	4Q02	4Q03	$	%	2002	2003	$	%
Total Net Profitl	384	413	29	7.6%	83	1,149	1,066	n.m.
EPS (Peso per Share)[1]	1.61	1.73	0.11	7.1%	0.35	4.80	4.45	n.m.
EPS (US$ per ADR)[1]*	0.57	0.61	0.04	7.1%	0.12	1.71	1.59	n.m.
[1] Calculation based on 239,378,000 Elektra * (59,845,000 ADR equivalent)
weighted average at December 31, 2003 and 238,281,000 Elektra*
(59,570,000 ADR equivalent) weighted average outstanding at December 31,2002
*Ps. 11.23 per US$

Retail Division

After a full year since the implementation of our enhanced merchandising strategy “Nobody Undersells Elektra” throughout all our stores, we have experienced continuous growth every quarter in our store formats throughout the year. For 4Q03, our Elektra, Salinas y Rocha and Bodega de Remates store formats reported YoY revenue increases of 16.2%, 4.0% and 17.9%, respectively. For 2003, our store formats reported increases of 16.0%, 10.7% and 37.6%, respectively.

Furthermore, our Latin American operations ( Guatemala , Honduras and Peru ) continue showing important improvements as we also implemented our merchandising strategy as well as our compensation policies and our strict budget control in the countries outside Mexico where we operate. During the 4Q03, revenues and gross profits of this geographical division registered YoY increases of 48.3% and 82.2%, respectively. For 2003, revenues and gross profit grew by 31.0% and by 41.2% YoY, respectively.

Some of the main highlights for the Retail Division include:

Dinero Express. February 2004 marked the first eight years of Dinero Express offering local electronic money transfer services throughout Mexico . Realizing the value of this business throughout the years, Grupo Elektra has made constant improvements to make the service more efficient, more secure and faster; and has rewarded those who use it frequently with different promotions in time. In February 1998, Dinero Express launched its successful program “ Cliente Express ” for regular users of the service. The objective is to create loyalty to our service by granting them different discounts on commissions charged on the transfers. Frequent clients currently account for more than 50% of the transactions done in this key business line.

During 4Q03, our domestic money transfer business services had an outstanding performance. Revenues generated from this business increased 42.4% to Ps. 83.5 million from Ps. 58.7 million in 4Q02. The total amount transferred and the number of transactions increased by 32.8% and by 36.1% YoY, respectively, as we transferred Ps. 1.1 billion in 1.1 million transactions during 4Q03.

For the year, revenues increased 38.9% to Ps. 285.0 million from Ps. 205.2 million in 2002. This result was led by increases in the amount transferred and number of transactions of 33.0% and 36.9% YoY, respectively.

Western Union . Continuing with our advertising and promotional campaigns, the competitive commissions charged by Western Union and the positive trends experienced in our electronic money transfer business from the United States to Mexico, resulted in an increase in revenues of 18.7%, from Ps. 97.9 million in 4Q02 to Ps. 116.2 million in 4Q03. During the quarter, we transferred the equivalent of Ps. 3.0 billion through 1.2 million transactions, representing YoY increases of 41.7% and 28.8%, respectively. Over the same period, gross profit increased 19.1% to Ps. 114.4 million from Ps. 96.1 million in 4Q03.

For the year, revenues increased 25.6% to Ps. 421.4 million from Ps. 335.6 million in 2002. During the same period, the amount transferred and the number of transactions increased by 48.6% and by 35.8%, respectively. Gross profit for the year increased 26.0% to Ps. 413.9 million from Ps. 328.6 in 2002.

Telephones (Wireless Products and Services) . With the introduction of Iusacell wireless products and services through our stores during the 3Q03, we effectively became the largest distributor in Mexico of mobile products and services offering products from the four largest wireless operators in Mexico (apart from Iusacell, Telcel, Telefónica MoviStar and Unefon). Thus, with this notion and to enhance the importance of this business line, we launched a strategy under the “The House of the Cellular” slogan ( La Casa del Celular ). This strategy should position our store network as key locations where customers can acquire wireless products and services from any of the four main mobile brands.

During 4Q03, revenue from this segment increased to Ps. 284.5 million from Ps. 133.8 million in 4Q02. Gross profit increased 21.9% to Ps. 60.5 million in 4Q03 from Ps. 49.6 million in 4Q02. For 2003, revenues increased 81.2%, from Ps. 536.9 million to Ps. 972.7 million and gross profit increased 33.8% to Ps. 204.6 from Ps. 152.9 million in 2002.

Banco Azteca

On its first full year of operations, Banco Azteca reported an outstanding performance, receiving an excellent response from all its clients who had benefited from the banking products and services launched during the year. The new products and services include: consumer loans through third party-stores, term deposits, personal loans, ATM´s, debit card services, payroll services and finally, currency exchange services.

For 4Q03, Banco Azteca reported net income of Ps. 103.8 million, reaching Ps. 147.7 million for 2003.

Credimax (Consumer Loans) and Credimax Efectivo (Personal Loans) Combined Credit Portfolio. During 2003, in an effort to offer accessible consumer loans to the vast majority of the population who does not have access to credit, Banco Azteca reached agreements with other retailers such as Almacenes Garcia, H-E-B, Home Mart, Milano and Bodega Gigante, to start offering consumer loans to their clients. Currently, Banco Azteca is testing its consumer loan program at other retailers expecting a similar success. Furthermore, Credimax Efectivo personal loans was launched as a complement to our successful consumer credit program. This type of loan is only granted to existing credit customers of Grupo Elektra who have proven to be creditworthy on their previous purchases. At the end of 2003, personal loans amounted to Ps. 760 million.

At the end of 4Q03, we had a combined total of 2.877 million active credit accounts, representing an 8.2% increase from 2.658 million in 3Q03 and a 27% increase over the same period of last year. Gross consumer loans increased 22.6%, reaching Ps. 5.4 billion from Ps. 4.4 billion at the end of 3Q03 and almost five times the gross credit portfolio of 4Q02. The average term of the combined credit portfolio at the end of 4Q03 was 51 weeks, representing increases of one and two weeks when compared to 3Q03 and 4Q02, respectively. The collection rate of Banco Azteca remains at the same excellent historic level that defines Grupo Elektra's standard.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits). In 2003, Banco Azteca was able to increase its deposit products by launching several options for customers who choose to entrust their money at our branches. Net deposits continued showing extraordinary growth, increasing 33.9% QoQ to Ps. 8.3 billion in 4Q03 from Ps. 6.2 billion in 3Q03, and close to nine times the deposits of 4Q02. Over the quarter, the number of accounts rose by approximately 600,000 to 3.4 million.

As of December 31, 2003, the capitalization index of Banco Azteca was 11.3%, compared to 10.8% as of September 30, 2003, and to 25.7% as of December 31, 2002.

The average funding mix of Banco Azteca had a 3.2% cost at the end of 4Q03, 40 basis points below the cost reported at the end of both 3Q03 and 4Q02.

Afore Azteca

Afore Azteca results are now reported under the consolidation method in Grupo Elektra's results and for the first time since it started operations registered a net income of Ps. 3.1 million for 4Q03 from a net loss of 2.9 million in the previous quarter. As of December 31, 2003, Siefore Azteca reached Ps. 689.0 million in net assets under management, close to two times those in the previous quarter. The number of affiliates reached 19,292 and the number of assignees was 427,385, both as of December 31, 2003.

Consolidated Balance Sheet

To maintain clarity in our consolidated balance sheet and to separate between what is restricted and unrestricted to bondholders of Grupo Elektra, following we discuss certain items included in it on a separated basis.

Total cash and cash equivalents rose 95.6% YoY from Ps. 3.7 billion in 4Q02 to Ps. 7.2 billion in 4Q03, comprised of Ps. 3.9 billion from the retail division and Ps. 3.2 billion from Banco Azteca. Cash and equivalents from the retail division grew YoY 23.3% from Ps. 3.2 billion and cash and equivalents from Banco Azteca increased almost six times by Ps. 2.8 billion over the same period a year ago.

Accounts receivable from customers of the retail division decreased 79.8% YoY from Ps. 2.0 billion to Ps. 395 million at the end of 4Q03 mainly as a consequence of the transferring of our credit operations in Mexico to Banco Azteca, and the maintenance of our credit operations in Latin America . This can be evidenced by the fact that gross credit portfolio of Banco Azteca increased from Ps. 1.1 billion at the end of 4Q02 to Ps. 5.4 billion at the end of 4Q03.

Total debt with cost of the retail division at the end of 4Q03 was Ps. 3.8 billion, 27.6% lower when compared to Ps. 5.3 billion at the end of 4Q02. During 2003, as part of our financial strategy outlined at the beginning of the year, we refinanced and prepaid expensive, long-term debt for local currency, short-term debt. As a result of these changes, net debt for the retail division at the end of 4Q03 was negative by Ps. 128 million.

Total net deposits for Banco Azteca showed an outstanding success not foreseen in our most optimistic forecast at the beginning of 2003, increasing from Ps. 897 million at the end of 4Q02 to Ps. 8.3 billion at the end of 4Q03. Quarter-over-quarter, deposits increased 34% from Ps. 6.2 billion in 3Q03.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers' multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company's historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision
Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra , Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico , Guatemala , Honduras and Peru . Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts and term deposits.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Finance & IR Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Rolando Villarreal Head of Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 rvillarreal@elektra.com.mx	Samantha Pescador Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 spescador@elektra.com.mx

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
4Q02	4Q03	Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	77%	3,919.4	75%	4,606.0	686.6	18%
Money Transfer Revenue	3%	156.6	3%	199.8	43.2	28%
Banco Azteca Income	1%	30.8	18%	1,129.0	1,098.2	n.m.
Other Income	20%	1,004.2	3%	188.1	(816.1)	-81%
Total Revenues	100%	5,110.9	100%	6,122.9	1,011.9	20%

Cost of Merchandise Sold	55%	2,809.0	52%	3,181.8	372.8	13%
Interest Expense on Funding Money Transfers	0%	1.8	0%	1.8	(0.0)	0%
Banco Azteca Cost	2%	92.6	2%	136.4	43.8	47%
Other Costs	3%	136.4	0%	3.5	(133.0)	-97%
Total Cost	59%	3,039.8	54%	3,323.5	283.7	9%

Gross Profit	41%	2,071.1	46%	2,799.4	728.3	35%

Selling, General & Administrative Expenses	22%	1,099.9	29%	1,763.1	663.2	60%
Depreciation and Amortization	4%	219.4	4%	221.7	2.3	1%
Operating Expenses	26%	1,319.4	32%	1,984.8	665.5	50%

Operating Income	15%	751.8	13%	814.6	62.8	8%
EBITDA *	19%	986.4	17%	1,027.5	41.1	4%

Comprehensive Cost of Financing:
Interest income
	1%	38.8	1%	83.3	44.5	n.m.
Interest expense
	-5%	(241.6)	-3%	(211.8)	29.8	-12%
Foreign exchange (loss) gain
	-5%	(263.5)	2%	128.9	392.3	n.m.
Monetary gain
	1%	49.4	1%	82.9	33.5	68%
	-8%	(416.8)	1%	83.3	500.1	n.m.

Income before taxes	7%	335.0	15%	897.8	562.9	n.m.

Provision for taxes	-3%	(133.5)	-5%	(282.1)	(148.6)	n.m.

Equity in income of affiliates	3%	160.9	-3%	(207.8)	(368.7)	n.m.

Discontinued operations	0%	4.5	0%	-	(4.5)	-100%

Extraordinary item	0%	0.0	0%	-	(0.0)	100%

Minority stockholders	0%	17.2	0%	5.4	(11.8)	-69%

Income of majority stockholders	8%	384.0	7%	413.3	29.3	8%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
4Q02	4Q03	Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	75%	12,975.6	74%	15,193.2	2,217.6	17%
Money Transfer Revenue	3%	540.7	3%	706.4	165.7	31%
Banco Azteca Income	0%	30.8	14%	2,929.3	2,898.5	n.m.
Other Income	22%	3,720.9	9%	1,760.4	(1,960.5)	-53%
Total Revenues	100%	17,268.0	100%	20,589.3	3,321.3	19%

Cost of Merchandise Sold	53%	9,151.8	52%	10,750.2	1,598.4	17%
Interest Expense on Funding Money Transfers	0%	7.0	0%	7.5	0.4	6%
Banco Azteca Cost	1%	92.6	3%	660.2	567.6	n.m.
Other Costs	5%	778.1	1%	180.6	(597.5)	-77%
Total Cost	58%	10,029.6	56%	11,598.4	1,568.9	16%

Gross Profit	42%	7,238.5	44%	8,990.9	1,752.5	24%

Selling, General & Administrative Expenses	24%	4,181.4	27%	5,546.8	1,365.4	33%
Depreciation and Amortization	5%	802.5	5%	1,001.2	198.7	25%
Operating Expenses	29%	4,983.9	32%	6,548.0	1,564.1	31%

Operating Income	13%	2,254.6	12%	2,442.9	188.3	8%
EBITDA *	18%	3,131.1	17%	3,449.9	318.8	10%

Comprehensive Cost of Financing:
Interest income
	1%	130.4	1%	190.5	60.2	46%
Interest expense
	-4%	(732.3)	-4%	(802.9)	(70.6)	10%
Foreign exchange (loss) gain
	-4%	(724.1)	0%	(102.5)	621.5	-86%
Monetary gain
	1%	125.5	1%	134.4	9.0	7%
	-7%	(1,200.5)	-3%	(580.5)	620.1	-52%

Income before taxes	6%	1,054.1	9%	1,862.4	808.4	77%

Provision for taxes	-3%	(597.9)	-2%	(506.5)	91.4	-15%

Equity in income of affiliates	0%	(28.1)	-1%	(210.7)	(182.6)	650%

Discontinued operations	-2%	(325.2)	0%	-	325.2	-100%

Extraordinary item	0%	(27.6)	0%	-	27.6	100%

Minority stockholders	0%	7.8	0%	3.8	(4.0)	-51%

Income of majority stockholders	0%	83.0	6%	1,149.0	1,065.9	n.m.

Last Twelve Months EBITDA		3,131.1		3,449.9	318.8	10%

Last Twelve Months Net Income		83.0		1,149.0	1,065.9	n.m.

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
4Q02	4Q03	Change

CONSOLIDATED BALANCE SHEET

Cash	21%	3,668.5	17%	4,070.1	401.6	11%

Marketable securities	0%	0.3	13%	3,104.9	3,104.6	n.a.
Repurchase Agreements: Debit	0%	-	0%	0.4	0.4	100%
Securities and Derivatives Operations	0%	0.3	13%	3,105.4	3,105.0	n.a.

Commercial Loans	0%		0%	8.2	8.2	100%
Consumer Loans	7%	1,139.0	22%	5,198.2	4,059.2	n.a.
Mortgage Loans	0%	-	0%	2.2	2.2	100%
Performing Loan Portfolio	7%	1,139.0	22%	5,208.5	4,069.5	n.a.

Consumer Loans	0%		1%	142.2	142.2	100%
Past-due loans	0%	-	1%	142.2	142.2	100%

Gross Loan Portfolio	7%	1,139.0	23%	5,350.8	4,211.8	n.a.

Excess of Allowance for Doubtful Accounts	1%	92.0	1%	314.1	222.1	n.a.

Total Net Customers Banco Azteca	6%	1,047.0	21%	5,036.6	3,989.6	n.a.

Customers Grupo Elektra	11%	1,955.3	2%	395.0	(1,560.3)	-80%

Other Current Assets	4%	602.7	3%	789.4	186.7	31%

Inventory	18%	3,096.6	13%	3,182.4	85.8	3%

Current assets	60%	10,370.3	70%	16,578.8	6,208.5	60%

Investment in Shares	6%	995.3	4%	948.7	(46.6)	-5%
Goodwill	8%	1,390.4	6%	1,335.9	(54.5)	-4%
Fixed Assets Grupo Elektra	22%	3,701.1	15%	3,603.2	(97.9)	-3%
Fixed Assets Banco Azteca	0%		2%	473.5	473.5	100%
Other assets	4%	733.8	3%	699.7	(34.0)	-5%

TOTAL ASSETS	100%	17,191.0	100%	23,639.9	6,449.0	38%

Demand Deposits	5%	896.6	35%	8,278.9	7,382.3	n.m.
Time deposits	0%	0.3	0%		(0.3)	-100%
Deposit savings and money market	5%	897.0	35%	8,278.9	7,381.9	n.m.

Short-Term Bank Debt Grupo Elektra	8%	1,310.1	3%	696.9	(613.2)	-47%
Short-Term Bank Debt Banco Azteca	2%	429.0	0%	28.7	(400.3)	-93%
Capitalized Lease Obligations Grupo Elektra	1%	91.7	0%	27.5	(64.1)	-70%
Short-term Liabilities with Financial Cost	11%	1,830.8	3%	753.1	(1,077.7)	-59%

Suppliers	17%	2,902.9	13%	3,111.8	208.8	7%
Other Short-Term Liabilities	5%	911.4	4%	990.9	79.5	9%
Short-Term Liabilities without Financial Cost	22%	3,814.4	17%	4,102.7	288.3	8%

Short-Term Liabilities	38%	6,542.2	56%	13,134.7	6,592.6	n.m.

Repurchase Agreements: Credit	0%	-	0%	0.6	0.6	100%
Unassigned Securities for Liquidation	0%	-	0%	2.2	2.2	100%
Securities to Deliver in Borrowing Operations	0%	0.3	0%	-	(0.3)	-100%
Securities and Derivatives Operations	0%	0.3	0%	2.8	2.5	n.m.

Long-Term Bank Debt Grupo Elektra	22%	3,850.5	13%	3,088.3	(762.2)	-20%
Capitalized Lease Obligations Grupo Elektra	0%	22.7	0%	3.2	(19.5)	-86%
Long-term Liabilities with Financial Cost	23%	3,873.2	13%	3,091.4	(781.7)	-20%

Long-term Liabilities Without Financial Cost	7%	1,249.5	6%	1,304.1	54.5	4%

TOTAL LIABILITIES	68%	11,665.2	74%	17,533.1	5,867.9	50%

Stockholders' Equity	32%	5,525.8	26%	6,106.9	581.1	11%

LIABILITIES + EQUITY	100%	17,191.0	100%	23,639.9	6,449.0	38%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
4Q02	4Q03	Change

CREDIT PORTFOLIO GRUPO ELEKTRA + BANCO AZTECA

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio	2,096.1	6,130.5	4,034.4	n.m.
- Charge offs ( more than 90 days past due )	(564.8)	(286.9)	277.9	-49%
		-
NET RETAIL PORTFOLIO	1,531.3	5,843.6	4,312.3	n.m.

+ Gross Wholesale Portfolio
- Excess of Allowance for Doubtful Accounts	(238.4)	(412.0)	(173.6)	73%
+ Overcollateralization	1,709.4	-	(1,709.4)	-100%
NET CREDIT PORTFOLIO IN BALANCE SHEET	3,002.3	5,431.6	2,429.3	81%

Number of Active Credit Accounts (includes securitized)	2,271,903	2,876,508	604,605	27%
Average Balance per Client	2.044	2.131	0.087	4%

Credit Portfolio by Term
13 Weeks
	1%	1%
26 Weeks
	10%	9%
39 Weeks
	13%	21%
53 Weeks
	69%	36%
65 Weeks
	6%	34%

WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)	49	51	3	5%

MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance	136.5	238.4	101.9	75%
Provision for Doubtful Accounts (Cost)	652.5	460.5	(192.0)	-29%
Provision for Doubtful Accounts (Discontinued Operations)	14.2	-	(14.2)	-100%
Charge offs (more than 90 days past due)	(564.8)	(286.9)	277.9	-49%
Excess of Allowance for Doubtful Accounts	238.4	412.0	173.6	73%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio	16%	7%

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
4Q02	4Q03	Change

OPERATIONAL AND FINANCIAL RATIOS

SAME-STORE INFORMATION	For the Quarter

Same-Store Contribution Growth :
ELEKTRA	1.9%	15.9%
BODEGA DE REMATES	-32.8%	197.2%
SALINAS Y ROCHA	-3.8%	13.1%
CONSOLIDATED	-0.2%	20.7%

SAME-STORE INFORMATION	Accumulated

Same-Store Contribution Growth :
ELEKTRA	2.4%	14.2%
BODEGA DE REMATES	-24.2%	58.8%
SALINAS Y ROCHA	-4.5%	6.1%
CONSOLIDATED	0.6%	13.2%

ELEKTRA SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	238,281	239,378
LTM* Earnings per Share	0.35	4.80
Earnings per Share	0.35	4.80
LTM* Price Earnings Ratio ( P / E )	0.01	0.08
LTM* Firm Value / E.B.I.T.D.A. Ratio ( FV / EBITDA)	2.61	4.06
Price Book Value Ratio ( P / BV )	1.11	2.33
Market Value ( Close )	25.70	59.50

(1) Last twelve months Net income
(2) Last twelve months EBITDA

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2003 PURCHASING POWER
4Q02	4Q03	Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	71%	632	72%	637	5	1%
Elektra Latin America	7%	64	8%	66	2	3%
Bodega de Remates	11%	93	10%	88	(5)	-5%
Salinas y Rocha	11%	96	10%	88	(8)	-8%
TOTAL	100%	885	100%	879	(6)	-1%

Grupo Elektra

Exhibition Surface (m²)
Elektra Mexico	70%	452,460	72%	464,210	11,750	3%
Elektra Latin America	8%	50,776	8%	52,025	1,249	2%
Bodega de Remates	8%	48,361	7%	46,221	(2,140)	-4%
Salinas y Rocha	14%	92,347	13%	86,041	(6,306)	-7%
TOTAL	100%	643,944	100%	648,497	4,553	1%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	100%	821	89%	813	(8)	-1%
Independent Branches	0%	-	1%	8	8	n.a.
Branches in Others	0%	-	10%	96	96	n.a.
TOTAL	100%	821	100%	917	96	12%

Employees
Grupo Elektra Employees	82%	16,535	80%	19,433	2,898	18%
Banco Azteca Employees	18%	3,646	19%	4,569	923	25%
Afore Azteca Employees	0%	15	1%	308	293	n.m.
Seguros Azteca Employees	0%	-	0%	18	18	n.a.
TOTAL	100%	20,196	100%	24,328	4,132	n.a.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2004

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.